

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Craig Collard
Executive Vice President, Chief Financial Officer
HERON THERAPEUTICS, INC. /DE/
4242 Campus Point Court
Suite 200
San Diego, California 92121

> **Re: HERON THERAPEUTICS, INC. /DE/**
> **Registration Statement on Form S-3**
> **Filled August 23, 2023**
> **File No. 333-274167**

Dear Craig Collard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika N. Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr